N4 FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets		
Cash and cash equivalents	$	218,206
Prepaid expenses		492
Total assets	$	218,698
Liabilities and stockholders' equity		
Liabilities		
Due to Affiliate	$	6,700
Accounts Payable		300
Other liabilities		4,008
Total liabilities		11,008
Stockholders' equity		
Common stock (no par value, 100 shares issued and outstanding)		100
Paid in capital		174,900
Retained earnings		32,690
Total stockholders' equity		207,690
Total liabilities and stockholders' equity	$	218,698

See accompanying notes to financial statements.